UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Henry B. Tippie, c/o Dover Motorsports, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810 (302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry B. Tippie

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds N/A

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,439,497

	(8)	Shared Voting Power 235,000

	(9)	Sole Dispositive Power 12,439,497

	(10)	Shared Dispositive Power 235,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,674,497

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 42.4%

(14)	Type of Reporting Person IN

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7

Item 1.	Security and Issuer.
See initial filing.

Item 2.	Identity and Background.
See initial filing.

Item 3.	Source and Amount of Funds or Other Consideration.
Personal funds.

Item 4.	Purpose of Transaction
No update from prior filings.

Item 5.	Interest in Securities of the Issuer.

(a)	8,000,000	Shares of Class A Common Stock owned by the Trust
	3,500,000	Shares of Class A Common Stock held by Mr. Tippie individually
	939,497	Shares of Common Stock held by Mr. Tippie individually
	200,000	Shares of Common Stock held by Mr. Tippie’s spouse
	35,000	Shares of Common Stock held by a Foundation for which Mr. Tippie is a Co-Trustee (“Foundation Stock”)
	12,674,497	Total Shares of Class A Common Stock and Common Stock beneficially owned.

This represents 42.4% of the Company’s outstanding Common Stock (calculated for these purposes under Rule 13d by assuming the conversion of all Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).

Mr. Tippie does not have any pecuniary interest in the Trust Stock or the Foundation Stock and disclaims any beneficial interest in shares held by his spouse.

(b)	Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)	Information with respect to privately negotiated purchase effected during the past sixty (60) days is as follows:

	Common Stock	Class A Common Stock	Purchase Price
Date	Shares Purchased	Shares Purchased	Per Share
10-31-12	79,400	400,000	$1.37

(d)	See initial filing.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See initial filing.

Item 7.	Material to be Filed as Exhibits.
None.

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP No. 260174 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 31, 2012	/s/ Henry B. Tippie
Henry B. Tippie

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)